UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                  November, 2005

Commission File Number:                                                                                               000-49946

Alamos Gold Inc.

(Translation of registrant's name into English)

Suite 1503, 110 Yonge Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..... Form 40-F..X..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

November 1, 2005

By: /s/ Sharon L. Fleming

Date

Sharon L. Fleming

Corporate Secretary

Alamos Gold Inc.

Tuesday, November 01, 2005

Morgain Minerals Inc. Acquires La Fortuna Property from Alamos Gold Inc.

Alamos Gold Inc. (TSX:AGI) (Alamos) and Morgain Minerals Inc. (TSX-V: MGM) (Morgain) announced today that they have signed a letter agreement in which Alamos has agreed to sell to Morgain two mineral concessions comprising approximately 606 hectares known as the La Fortuna Property in Durango, Mexico in exchange for five million common shares of Morgain.

Closing of the transaction is subject to completion of due diligence and the signing of a definitive agreement expected in December 2005.

Alamos is developing the Mulatos gold mine, located in Sonora, Mexico and exploring for gold in its Salamandra group of concessions adjacent to the Mulatos mine.

Morgain is a junior mining company whose vision is to acquire and develop a portfolio of profitable low-grade gold mines in Mexico. Morgain is currently focused on bringing its Castillo Mine into production through a series of mining and heap leaching tests to determine the best operating methods and machinery.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors identified in Alamos' periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission and Morgain’s periodic filings with the Ontario and British Columbia Securities Commission. Such information contained herein represents managements’ best judgment as of the date hereof based on information currently available.

The TSX has neither approved nor disapproved of the information contained herein

For further information, please contact:

Morgain Minerals Inc. (TSX-V: MGM) Chester F. Millar - Chairman and President Tel: (604) 643-1727 www.morgainminerals.com	Alamos Gold Inc. (TSX: AGI) John A. McCluskey - President and CEO Tel: (416) 368-9932 x203 Victoria Vargas - Investor Relations Tel: (416) 368-9932 x201, vvargas@alamosgold.com www.alamosgold.com